

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via E-mail
Mr. Renato Dela Rama
Vice President of Finance
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

      Re: **Cemtrex, Inc.**
                 Form 10-K for the fiscal year ended September 30, 2010
                 Filed January 14, 2011
                 Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2010
                 Filed August 31, 2011
                 Form 10-Q for the quarterly period ended December 31, 2010
                 Filed February 22, 2011
                 Form 10-Q for the quarterly period ended March 31, 2011
                 Filed May 16, 2011
                 Form 10-Q for the quarterly period ended June 30, 2011
                 Filed August 15, 2011
                 File No. 000-53238

Dear Mr. Dela Rama:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2010

Exhibits 31.1 and 31.2

1.   We note that the certification in Exhibit 31.1 refers to your Form 10-K/A for the fiscal year ended June 30, 2011. Please amend your Form 10-K to properly refer to the fiscal year ended September 30, 2010.

2.   We note that paragraph four of both the certifications provided by your Chief Executive Officer and your Principal Financial Officer do not include the introductory language referring to internal control over financial reporting as required by Item 601(b)(31)(i) of Regulation S-K. Please file an amendment to the Form 10-K to include corrected, signed and currently dated certifications. . Please similarly amend your Forms 10-Q for the quarterly periods ended December 31, 2010, March 31, 2011 and June 30, 2011.

3.   We also note the following in the certifications required by Exchange Act Rule 13a-14(a):

   - In paragraph 4, the word 'are' was replaced with the word 'am';
   - In paragraph 4, the phrase '(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)' was replaced with '(as defined in Exchange Act Rules 13a-15(e) and 15d-15))';
   - In paragraphs 4 and 4(a), the word 'registrant' was replaced with 'registrant's';
   - In paragraph 4(b), a comma (,) was added after the phrase 'or caused such internal control over financial reporting';
   - In paragraph 4(b), the word 'external' was replaced with the letters 'extern';
   - In paragraph 4(b), the word 'principles' was replaced with the word 'principals';
   - In paragraph 4(c), the word 'and' was deleted before the phrase 'presented in this report';
   - In paragraphs 4(d) and 5, the word 'registrant's' was replaced with the words 'small business issuer's'.

In future filings, including any amendment, please revise the certifications so that they are consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Acknowledgments

4.   As previously requested, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant